Exhibit(a)(5)(iv)

MULTIMEDIA GAMES, INC. For more information contact: Clifton Lind President and CEO Randy Cieslewicz Chief Financial Officer Multimedia Games, Inc. 512-334-7500	PRESS RELEASE Joseph N. Jaffoni Richard Land Jaffoni & Collins Incorporated 212-835-8500 or mgam@jcir.com

MULTIMEDIA GAMES ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

AUSTIN, Texas, July 11, 2007 – Multimedia Games, Inc. (Nasdaq: MGAM) (“Multimedia”), today announced the preliminary results of its modified “Dutch Auction” tender offer to purchase up to $25 million in value of its common stock and the associated preferred share purchase rights, at a price per share not greater than $13.50 and not less than $12.25, which tender offer expired at 5:00 p.m., Eastern Time, on Tuesday, July 10, 2007.

Based on the preliminary count by the depositary for the tender offer, approximately 2,310,492 shares were properly tendered and not withdrawn at prices at or below $12.55 per share. As such, the Company expects to purchase on an 86% pro rata basis, approximately 1,992,032 shares of its common stock at $12.55 per share for a total cost of approximately $25,000,000.

The results announced today are preliminary and subject to verification by the depositary of the proper delivery of the shares validly tendered and not withdrawn. Final results of the tender offer, including the final proration factor, will be announced following the completion of the verification process. Multimedia expects payment for the shares accepted for purchase and the return of all shares tendered and not accepted for purchase to occur promptly following completion of the verification process. Based on the preliminary results of the tender offer, the number of shares the Company expects to purchase in the tender offer represents approximately 7% of its outstanding common shares as of July 10, 2007.

Bear, Stearns & Co. Inc. served as dealer manager for the tender offer. MacKenzie Partners, Inc. served as information agent and American Stock Transfer & Trust Company served as depositary for the tender offer. Shareholders and investors who have questions or need information regarding the tender offer may call MacKenzie Partners, Inc. at (212) 929-5500 or toll-free at (800) 322-2885.

About the Company

Multimedia Games is a leading developer and supplier of comprehensive systems, content, electronic games and player terminals for the Native American gaming market, as well as for the casino, charity and international bingo, video lottery, and sweepstakes markets. The Company’s ongoing development and marketing efforts focus on gaming systems and products for use by Native American tribes throughout the United States, the commercial casino market, video lottery systems and other products for domestic and international lotteries, and products for charity and international bingo and emerging markets, including sweepstakes, promotional, amusement with prize, and coupon gaming opportunities. Additional information may be found at www.multimediagames.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, regarding Multimedia’s repurchase of up to $25 million in value of shares of its common stock. These statements are subject to a variety of risks and uncertainties including Multimedia’s ability to consummate the repurchase. Additional cautionary statements regarding other risk factors that could have an effect on the future performance of Multimedia are contained in its filings with the SEC, including its reports on Forms 10-K and 10-Q. Multimedia undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events

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